	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, March 31, 2015	$ 1,000	$ 6,107	$ 238,521	$ 245,628
Net loss	-	-	(13,252)	(13,252)
Balance, March 31, 2016	$ 1,000	$ 6,107	$ 225,269	$ 232,376

The accompanying notes are an integral part of the financial statements.